

September 17, 2014

Via E-mail
Mark D. Timmerman, Esq.
Executive Vice President,
Secretary and General Counsel
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

> **Re:** **Anchor BanCorp Wisconsin Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-192964**

Dear Mr. Timmerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Summary Compensation Table, page 138

1. We note that the Summary Compensation Table covers only the nine months ended December 31, 2013 and the fiscal year ended March 31, 2013. Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the last two *completed* fiscal years in addition to the "stub period" ended December 31, 2013. See Item 402(n) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 217.05.

2. As a related matter, please revise to provide the information required by:
    *   Item 402(p) as of the end of the Company's last completed fiscal year; and
    *   Item 402(r) for the Company's last completed fiscal year.

Alternatively, please tell us how you determined that you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Michael J. Zeidel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP